Exhibit 17

WRITTEN CONSENT
OF THE CLASS B STOCKHOLDERS OF FARADAY FUTURE INTELLIGENT ELECTRIC, INC.
June 15, 2023

The undersigned, FF Global Partners Investment LLC (formerly known as FF Top Holding LLC) (the “Stockholder”), the holder of all of the issued and outstanding shares of Class B Common Stock of Faraday Future Intelligent Electric, Inc., a Delaware corporation (the “Company”), hereby consents (i) on behalf of the holders of the Class B Common Stock to the taking of the following actions without a meeting and without prior notice pursuant to the second sentence of Section 6.1 of the Second Amended and Restated Certificate of Incorporation of the Company, as amended on November 22, 2022 and March 1, 2023 (the “Charter”) and Section 228 of the Delaware General Corporation Law and (ii) to the taking of the following actions pursuant to Section 3.4 of the Shareholder Agreement (as defined below) and Section 5.2 of the SPA (as defined below):

Approval of Issuance and Sale of Series A Preferred Stock

WHEREAS, Article IV, Section 4.4 of the Charter provides that the Company may not authorize, allot or create any new class of shares each of which bear or may bear more than one vote per share or have the effect of diluting the voting power of the Class B Common Stock disproportionately without the approval of the holders of a majority of the then-outstanding shares of Class B Common Stock;

WHEREAS, Article VI, Section 6.1 of the Charter provides that on any matter that the Class B Common Stock is entitled to consent or vote as a separate class, the holders of the Class B Common Stock may take such action by written consent in lieu of a meeting;

WHEREAS, Section 3.4 of the Amended and Restated Shareholder Agreement, dated January 13, 2023, by and between, the Company, FF Top Holding LLC, and FF Global Partners LLC (the “Shareholder Agreement”) provides that until the earlier to occur of (a) the conversion of the voting power of the Company’s Class B Common Stock from one vote per share to ten votes per share and (b) the first date  on which FF Top has ceased to Beneficially Own a number of shares of Common stock at least equal to 21,333,530 (as such number may be adjusted due to any stock split, reverse stock split or other similar corporate action) shares of Common Stock, the Company shall not enter into any transaction or series of related transactions that would require a shareholder vote under Nasdaq Listing Rule 5635(d) (without giving effect to Section 5635(f) thereof) without FF Top Holding LLC’s prior written consent;

WHEREAS, the Board has determined that it is in the best interests of the Company to issue and sell one share of Series A Preferred Stock (the “Series A Preferred Stock”) at a price per share of $100.00, which shall have 60,000,000,000 votes, pursuant to that certain Preferred Stock Purchase Agreement, in the  form attached hereto as Exhibit A (the “Purchase Agreement”) to help ensure that the Company has sufficient votes to approve the reverse stock split proposal whereby the Company will combine the outstanding shares of common stock into a proportional, smaller number of shares of common stock (the “Reverse Stock Split Proposal”);

WHEREAS, pursuant to Section 144 of the DGCL, no contract or transaction between the Company and one or more of its directors or officers or any other corporation, partnership, association or other organization in which one or more of the directors or officers of the Company is a director or officer of,  or has a financial interest in (any such party is referred to herein individually as an “Interested Party”, and any such contract or transaction is referred to herein as an “Interested Party Transaction”), shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting or consent of the Board that authorized the Interested Party Transaction or solely because the vote of any such director or officer is counted for such purpose, if: (i) the material facts as to the relationship or interest and as to the contract are disclosed or are known to the Board, and the Board in good faith authorizes the contract or transaction by affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the relationship or interest and as to the contract are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders, or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board or the stockholders;

WHEREAS, it is hereby disclosed or made known to Stockholder that Xuefeng Chen (“XF”) is the Company’s Global Chief Executive Officer and purchaser under the Purchase Agreement, such that XF may be considered an Interested Party and the Reverse Stock Split Proposal may be considered an Interested Party Transaction;

WHEREAS, Stockholder is aware of the material facts related to the Reverse Stock Split Proposal and  has had an adequate opportunity to ask questions regarding, and investigate the nature of, the  relationships and/or interests of the Interested Parties with and in the Company in connection with the Reverse Stock Split Proposal;

WHEREAS, the consents given by Stockholder in this written consent are expressly conditioned on the following conditions (the “Consent Conditions”) being and remaining satisfied, (i) the Purchase Agreement and Certificate of Designation (as defined below) being executed in the form attached hereto (with any deviations therefrom requiring a further written consent from Stockholder), (ii) no more than one share of Series A Preferred Stock being issued in the aggregate, (iii) the Reverse Stock Split Proposal being substantially as set forth in the draft proxy statement attached hereto as Exhibit C (with any deviations therefrom that would impact the rights or obligations of Stockholder requiring a further written consent from Stockholder), (iv) the Series A Preferred Stock not having the right to vote with respect to any matter other than the Reverse Stock Split Proposal and matters incidental thereto (such as the adjournment or postponement of any stockholder meeting held with respect to such Reverse Stock Split Proposal) and (v) the Series A Preferred Stock being automatically redeemed and cancelled pursuant to its terms immediately following the final tabulation of votes with respect to the Reverse Stock Split Proposal (with for the avoidance of doubt no more shares thereof to be thereafter issued without the further prior written consent of the holders of the Class B Common Stock); and

WHEREAS, after careful consideration, Stockholder has determined that it is in the best interests of the Company and the holders of the Class B Common Stock that the Reverse Stock Split Proposal be approved and that one share of Series A Preferred Stock be issued to XF in connection therewith (subject to the Consent Conditions being and remaining satisfied).

NOW, THEREFORE, BE IT RESOLVED, that Stockholder hereby consents to the execution by the Company of the Purchase Agreement and the performance by the Company of its obligations thereunder (including the issuance and sale to XF of a single share of Series A Preferred Stock on the terms and subject to the conditions set forth in the Purchase Agreement), in all respects, both as the sole holder of the Class B Common Stock and pursuant to each of Section 3.4 of the Shareholder Agreement and (if and to the extent required) Section 5.2 of the Securities Purchase Agreement dated May 8, 2023 (the “SPA”), subject to the Consent Conditions being and remaining satisfied;

FURTHER RESOLVED, the Certificate of Designation in the form attached hereto as Exhibit B (the “Certificate of Designation”) is approved by Stockholder in all respects, both as the sole holder of the Class B Common Stock and pursuant to each of Section 3.4 of the Shareholder Agreement and (if and to the extent required) Section 5.2 of the SPA, subject to the Consent Conditions being and remaining satisfied.

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Stockholder hereby consents to and approves the adoption of the foregoing effective as of the  date first written above in its individual capacity pursuant to Section 3.4 of the Shareholder Agreement, Section 5.2 of the SPA and as sole holder of the Class B Common Stock.

STOCKHOLDER:

FF GLOBAL PARTNERS INVESTMENT LLC (formerly known as FF Top Holding LLC)

By:	/s/ Jiawei Wang

Name:	Jiawei Wang

Title:	President

Address:	3655 Torrance Blvd, Suite 361-362,
Torrance, CA 90503

Email: jerry.wang@ffglobalpartners.com

EXHIBIT A

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

See attached.

EXHIBIT B

CERTIFICATE OF DESIGNATION

See attached.

EXHIBIT C

DRAFT PROXY STATEMENT

See attached.